FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____   Form 40 F __X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1.News Release dated April 16, 2007: SILVER WHEATON TO ACQUIRE 25% OF LIFE OF MINE SILVER PRODUCTION FROM PENASQUITO PROJECT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: April 16, 2007   By: /s/ Peter Barnes
                                        Name

                              Its: President and Chief Executive Officer
                                        (Title)

April 16, 2007

TSX: SLW
NYSE: SLW

SILVER WHEATON TO ACQUIRE 25% OF LIFE OF MINE SILVER PRODUCTION FROM PEÑASQUITO PROJECT

Vancouver, British Columbia: April 16, 2007 – Silver Wheaton Corp. ("Silver Wheaton") is pleased to announce that it has agreed to acquire from Goldcorp Inc. ("Goldcorp") 25% of the life of mine silver production from Goldcorp's Peñasquito Project, located in Zacatecas, Mexico. With this acquisition, Silver Wheaton expects to have annual silver sales of 22 million ounces in 2009, increasing to over 26 million ounces by 2012.

Based on a feasibility study completed in July 2006, the Peñasquito Project has reserves representing 17 years of gold, silver, zinc and lead production, with peak annual silver delivery to Silver Wheaton of 8.5 million ounces. The project remains on schedule for initial production from heap leaching of oxide ore by late 2008 and full operation of the mill and flotation circuit by late 2009.

As a result of this transaction, Silver Wheaton's attributable proven and probable silver reserves will increase by 144 million ounces to 278 million ounces (an increase of 107%), attributable measured and indicated silver resources will increase by 62 million ounces to 121 million ounces (an increase of 104%) and attributable inferred silver resources will increase by 221 million ounces to 514 million ounces (an increase of 75%). See reserve and resource tables at the end of this news release.

Goldcorp is continuing exploration drilling on the Peñasquito Project. Since the July 2006 feasibility study, Goldcorp has drilled 114 additional core holes totalling over 80,000 meters in length, and reports that results of this latest activity have identified significant intersections that continue to support the potential for resource expansion in 2007.

Silver Wheaton will pay US$485 million in cash for the right to acquire 25% of the Peñasquito silver production. In addition, Silver Wheaton will pay an ongoing per-ounce operating cost payment equal to the lesser of US$3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered under the contract.

Silver Wheaton will not be required to fund any capital expenditures at Peñasquito, including any expansion scenarios. Goldcorp will provide a completion guarantee to Silver Wheaton that the Peñasquito Mine will be constructed with certain minimum production criteria by certain dates. As a result of this transaction, Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the mine life for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp's right to maintain its pro-rata interest in Silver Wheaton has been extended to December 31, 2009. Goldcorp currently owns approximately 49% of the issued and outstanding shares of Silver Wheaton.

In order to fund the US$485 million cash consideration, Silver Wheaton has arranged US$485 million in bank debt through the Scotia Capital Inc. and BMO Capital Markets. Silver Wheaton will not issue any shares in connection with the transaction.

"This acquisition is company transforming, providing Silver Wheaton with a significant silver stream at a low, fixed, cost for many years. In addition, we have the benefit of the exploration and production upside, if production levels or mine life exceed those envisioned in the July, 2006 feasibility study," said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.   "This transaction is significantly accretive, increasing the long-term cash flow per share by approximately 20%. In financing the acquisition with no equity dilution, we have maximized long-term value for our shareholders."

Scotia Capital Inc. acted as financial advisor to Silver Wheaton with respect to the transaction.

Silver Wheaton appointed a special committee of non-executive directors not related to Goldcorp to consider and make a recommendation on the transaction and the special committee has unanimously recommended the approval of the transaction. The Board of Directors of Silver Wheaton, on the recommendation of the special committee, has also approved the transaction.

TD Securities Inc. acted as financial advisor and provided a fairness opinion in respect of the transaction to the special committee of the Board of Directors of Silver Wheaton.

Closing of the transaction is subject to execution of definitive agreements containing customary representations, warranties and covenants by both parties, as well as receipt of all required regulatory approvals and third party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close by May 31, 2007.

Conference Call

A conference call will be held Monday, April 16, 2007 at 5:00 pm (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US   1-888-802-2268
Dial from outside Canada or the US   1-913-312-1271
Pass code   1955408

Live webcast   www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US   1-888-203-1112
Dial from outside Canada or the US   1-719-457-0820
Pass code   1955408
Archived webcast   www.silverwheaton.com

Silver Wheaton is the only public mining company with 100% of its operating revenue from silver production. The Company expects to have annual silver sales of approximately 15 million ounces in 2007, increasing to 22 million ounces by 2009 and over 26 million ounces by 2012. Silver Wheaton is unhedged and well positioned for further growth.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a "qualified person" as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Proven and Probable Mineral Reserves [1,4,5,6] (As of December 31, 2006)

	Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
San Dimas Mine	Proven	1.57	410.2	20.7
	Probable	2.75	375.6	33.2
	Proven + Probable	4.31	388.2	53.8
Los Filos Project	Proven	25.16	2.8	2.3
	Probable	177.48	6.2	35.6
	Proven + Probable	202.65	5.8	37.9
San Martin Mine	Proven	0.32	32.7	0.3
	Probable	0.71	47.8	1.1
	Proven + Probable	1.03	43.2	1.4
Zinkgruvan Mine	Proven	6.64	113.0	24.1
	Probable	2.01	59.0	3.8
	Proven + Probable	8.65	100.4	27.9
Yauliyacu Mine	Proven	1.21	110.6	4.3
	Probable	1.95	140.8	8.8
	Proven + Probable	3.16	129.2	13.1
Peñasquito Project [7] Mill	Proven	66.98	35.4	76.3
	Probable	52.25	30.2	50.7
	Proven + Probable	119.23	33.2	127.1
Peñasquito Project [7] Heap Leach	Proven	17.06	24.2	13.3
	Probable	4.70	22.4	3.4
	Proven + Probable	21.76	23.8	16.6
Silver Wheaton TOTAL	**Proven**			**141.3**
	Probable			**136.6**

Proven + Probable   **277.9**

Measured, Indicated and Inferred Mineral Resources [1,2,3,4,5,6] (As of December 31, 2006)

	Category	Tonnage (million tonnes)	Silver Grade (grams per tonne)	Contained Silver (million ounces)
San Dimas Mine	Inferred	17.27	320.8	178.1
Los Filos Project	Measured	10.19	4.0	1.3
	Indicated	79.61	5.1	13.0
	Measured + Indicated	89.80	4.9	14.3
	Inferred	71.49	5.4	12.4
San Martin	Measured	0.02	204.0	0.2
	Indicated	0.2	234.0	1.5
	Measured + Indicated	0.22	230.8	1.7
	Inferred	1.79	138.7	8.0
Zinkgruvan Mine Zinc Concentrate	Measured	0.54	24.0	0.4
	Indicated	1.25	85.0	3.4
	Measured + Indicated	1.79	66.7	3.8
	Inferred	7.79	101.0	25.3
Zinkgruvan Mine Copper Concentrate	Indicated	2.80	32.0	2.9
	Inferred	0.89	28.0	0.8
Yauliyacu Mine	Measured	0.25	326.8	2.6
	Indicated	3.47	303.3	33.8
	Measured + Indicated	3.72	304.9	36.5
	Inferred	8.38	256.7	69.2
Peñasquito Project [7] Mill	Measured	28.58	26.4	24.2
	Indicated	39.23	26.0	32.8
	Measured + Indicated	67.80	26.2	57.0
	Inferred	601.15	11.0	212.3
Peñasquito Project [7] Heap Leach	Measured	4.03	13.6	1.8
	Indicated	5.28	17.4	3.0
	Measured + Indicated	9.30	15.8	4.7
	Inferred	43.00	5.8	8.0
Silver Wheaton TOTAL	**Measured**			**30.5**
	Indicated			**90.4**
	Measured + Indicated			**120.9**
	Inferred			**514.2**

Notes:

1. All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2006 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2. All Mineral Resources are exclusive of Mineral Reserves.

3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4. The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
    a. San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.
    b. Los Filos – Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
    c. Zinkgruvan – Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan.
    d. Yauliyacu – Randy Smallwood, P.Eng., Executive Vice President of Silver Wheaton Corp.
    e. Peñasquito - as per Glamis June 21, 2006 press release

5. Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:
   a. San Dimas and San Martin Reserves – US$7.00 per silver ounce
   b. San Dimas and San Martin Resources – US$7.00 per silver ounce
   c. Zinkgruvan Reserves and Resources – US$5.75 per silver ounce
   d. Yauliyacu Reserves and Resources – US$10.00 per silver ounce

6. Silver Wheaton's purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

7. Peñasquito reserves and resources reported represent the 25% share attributable to Silver Wheaton

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the Peñasquito Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com